Apps Genius Corp.
157 Broad Street, Suite 303
Red Bank, New Jersey 07701

December 30, 2010

VIA EDGAR and FEDERAL EXPRESS
Mr. Matthew Crispino, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Apps Genius Corp.
        Registration Statement on Form S-1
        Filed November 19, 2010
        File No. 333-170715

Dear Mr. Crispino:

We are in receipt of your comment letter dated December 16, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Please include your primary standard industrial classification code on the outside front cover page of your amended registration statement. See Form S-1.

Response: We have indicated our standard industrial classification code on the outside front cover page of our amended registration statement. Our standard industrial classification code is 4822.

2.	Please check the box on the cover page of the registration statement indicating that this offering is being made on a delayed or continuous basis pursuant to Rule 415.

Response: We have checked the box on the cover page of the registration statement indicating that this offering is being made on a delayed or continuous basis pursuant to Rule 415.

3.
The outside front cover page of your prospectus cross- references the beginning of your risk factors to page 7 of your document.  It appears, however, that your risk factors section begins on page 3 of your prospectus.  Please advise or revise your document to include the correct cross-reference to your risk factors section.  See Item 501(b)(5) of Regulation S-K.

Response: On the front cover page of our prospectus and on page 1 in the Offering Summary, we have revised all references to our risk factors beginning on page 7 and corrected it to state that our risk factors begin on page 3.

“Our Chief Executive Officer and Chairman of the Board of Directors…,” page 5

4.	Please describe in more detail the conflict of interest that Mr. Kotkin may face as a result of his employment with PeopleString Corporation. Also, explain how any conflicts would be resolved.

Response: On page 5, we discuss in more detail that there is a conflict of interest as a result of Mr. Kotkin’s employment with PeopleString and Apps Genius. As a result, Mr. Kotkin devotes about 20 hours per week to both companies. Additionally, in the event of a conflict of interest, Mr. Kotkin expects to recuse himself from making any decisions on behalf of PeopleString.

Determination of Offering Price, page 7

General

5.
You state on page nine of your document that you will be “filing to obtain a listing on the OTCBB concurrently with the filing of this prospectus.”  Please revise your document throughout to clearly indicate that an application to have your securities quoted on the OTCBB will have to be made by a market maker, and that there is no assurance that a market maker will file such an application with FINRA.  In this regard we note your disclosure regarding this matter in your Plan of Distribution section.

Response:  On pages 8 and 10, we have revised the language to clearly indicate that an application to have our securities quoted on the OTCBB will have to be made by a market maker.

Selling Security Holders, page 8

6.
We note the statement on page 10 that “[t]o our knowledge, none of the selling shareholders…are broker-dealers or affiliated with broker-dealers.”  Please tell us if the company inquired into whether any of the stockholders is a broker-dealer or an affiliate of a broker-dealer.

Response: We have confirmed that none of the stockholders is a broker-dealer or an affiliate of a broker-dealer. We have also removed the language “To our knowledge”.

7.
We note that FJD Holdings, LLC appears on the selling stockholder table twice.  Please revise the table to present each selling stockholder on one line in the table and aggregate all shares held by such selling stockholder.  Also, please tell us if there are any material relationships between Corie Schlossberg, Mitch Schlossberg and Mel Schlossberg.  To the extent that a material relationship between these individuals does exist, please include disclosure in your amended filing describing such relationship.

Response: On the Selling Security Holder table on page 9, we combined the securities for FJD Holdings, LLC and only listed them once. We have also updated our disclosure related to Corie Schlossberg, Mitch Schlossberg and Mel Schlossberg. Corie Schlossberg and Mitch Schlossberg are sister and brother and Mel Schlossberg is their father. Additionally, I have added to the disclosure to more accurately state that Mitch Schlossberg is the trustee of the David Rosenberg Trust and the beneficial owners are Robert Rosenberg and Natalie Schlossberg. Robert Rosenberg has not relationship to the Schlossbergs but Natalie Schlossberg is married to Mel Schlossberg.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 21

8.
We note that your revenues are not sufficient to fund your operating expense and if the company is unable to generate funds from operations or raising additional funds, you may be unable to continue with your current business plan.  Please revise to provide quantitative information regarding your financial requirements to enable investors to assess your financial condition and the likelihood that you will be able to pursue your current business plan.  In providing this information, please take into account the additional expenses you will incur upon becoming a reporting company.  In addition, ensure that your disclosures state the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.  We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Response: On page 21, we have updated our disclosure to state that we are not aware of any known trends or any known demands, commitments or events that would result in our liquidity increasing or decreasing in any material way. We have also provided quantitative disclosure in the form of estimated costs and expenses for the following 12 months in order to provide investors with useful information to assess our financial condition.

Directors, Executive Officers, Promoters and Control Persons

Adam M. Kotkin, Chief Executive Officer and Director, page 23

9.	Please disclose the dates during which Mr. Kotkin worked for Peoplestring Corporation, BigString Corporation and LiveInsurance.com.

Response: On page 23, we have included the dates during which Mr. Kotkin worked for PeopleString Corporation and BigString Corporation. The Registration Statement already had disclosed that Mr. Kotkin worked at LiveInsurance.com from March 1999 to December 2000.

Security Ownership of Certain Beneficial Owners and management, page 24

10.	Please provide the address for each person listed in the beneficial ownership table. See Item 403 of Regulation S-K.

Response: On page 24, we have provided the address for each person listed on the beneficial ownership table.

Transactions with Related Persons and Certain Control Persons, page 24

11.
We note from your risk factor disclosure that the company has a relationship with PeopleString Corporation, a company which employs your chief executive officer.  Please advise if there are any transactions between you and PeopleString Corporation that should be disclosed in this section.  Refer to paragraphs (a) and (d) of Item 404 of Regulation S-K.

Response: On page 24, we have disclosed the related party transaction between PeopleString and Apps Genius. There is a verbal agreement between the companies where Apps Genius offers one of its games, My Mad Millions, to PeopleString users. Each company benefits from this arrangement.

Undertakings, page 30

12.	As your offering involves the resale of securities by selling shareholders, please advise as to why you have included the undertaking associated with Item 512(a)(6) of Regulation S-K.

Response: On page 30, we have removed the undertaking associated with Item 512(a)(6) of Regulation S-K.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Adam Kotkin
Chief Executive Officer and Executive Director

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